UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A. (Bovespa: CTAX3, CTAX4; OTC: CTXNY) hereby announces its results for the fourth-quarter (4Q08) and full year of 2008.

In the 4Q08, the Company made all the adjustments to the financial statements required by CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee) in order to comply with Law 11.638/07.

However, for comparative purposes, the financial information in this report is presented on a pro-forma basis, excluding the required adjustments. Attachment 3 lists the adjustments made and reconciles the pro-forma results with the published results. The financial information was audited by independent auditors, but the operating information is unaudited.

Contents

About Contax	2
Highlights	3
Key Figures	4
Operating Performance	4
Workstations	4
Employees	5
Economic and Financial Performance	6
Net Operating Revenue (NOR)	7
Costs and Expenses	9
EBITDA	12
Depreciation	15
Net Financial Result	15
Net Income	16
Net Cash (Cash –Debt)	17
Investments (CAPEX)	17
Share Performance	18
Attachments	20
1. Income Statement	20
2. Balance Sheet	21
3. Adjustments related to Law 11.638/07	22
Disclaimer	23

About Contax

TNL Contax (“Contax”), a wholly owned subsidiary of Contax center company in Brazil, specializing in the development, implementation and operation of complex contact centers for the purpose of assisting clients in improving their relationship with their customers and maximize the value of the services rendered.

Currently, Contax has a portfolio of 58 clients and operates in the customer service, debt collection, telemarketing and retention segments. Its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In December, 2008, the Company had 74,500 employees and over 32,000 workstations in 25 contact centers in 7 Brazilian states.

Highlights[1]

NET REVENUE REACHES R$1,775 MILLION IN 2008

WITH RECORD GROWTH OF 30%

• Net Operating Revenue (NOR) in the 4Q08 reached R$ 504.3 million, 29.4% up year-on-year and 8.5% higher than in the 3Q08. In 2008 as a whole, NOR increased by 29.9% to R$ 1,774.7 million.

• EBITDA totaled R$ 61.3 million in the 4Q08, 33.1% more than in the 4Q07 and 2.2% lower than the previous quarter. Annual EBITDA stood at R$ 223.4 million, 36.3% up on 2007, accompanied by an EBITDA margin of 12.6%, 0.6 p.p. more than the year before. Including the adjustments required by Law 11.638/07, 2008 EBITDA came to R$ 248.6 million (versus R$ 189.9 million in 2007), with an EBITDA margin of 14.0% (13.9% in 2007).

• Annual Net Income totaled R$ 97.6 million, an 80.8% improvement over 2007, with the 4Q08 reaching R$ 27.4 million, 47.5% up year-on-year and 2.9% higher than in the 3Q08. Including the adjustments required by Law 11.638/07, 2008 Net Income increased from R$ 47.4 million in 2007, to R$ 92.4 million.

• Contax closed the year with 32,153 workstations billed, 14.7% more than in the 4Q07 and 5.8% up quarter-over-quarter, while the year-end workforce totaled 74,499, recording respective growth of 21.3% year-over-year and 7.6% higher than the 3Q08.

• The creation of TODO!, a new Contax subsidiary, was announced on November 14, 2008. The new firm will offer technological services, focusing initially on the contact center segment. Through TODO!, the Company will complement its current service portfolio, taking advantage of its expertise and market relations in order to diversify into the broader BPO (business process outsourcing) segment.

• The Extraordinary Shareholders’ Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares repurchased through the 4th Share Buyback Program.

• The Company’s management he payment of up is toproposing R$ 50.0 million as dividendst related to the 2008 net income. The proposed payment is subject to approval in the General Shareholders’ Meeting. The proposed payment is equivalent to up to R$ 3.26 per common (ON) share and up to R$ 3.40 per preferred (PN) share, giving ON and PN dividend yields of up to 8.1% and up to 8.2% , respectively, considering share prices at the close of 2008.

_________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

Key Figures [1]

Quarterly Data					4Q08 vs.	4Q08 vs.
					3Q08	4Q07

Key Figures		4Q08	3Q08	4Q07	Δ %	Δ %

Workstations*	(units)	32,153	30,386	28,043	5.8%	14.7%
Employees*	(units)	74,499	69,253	61,397	7.6%	21.3%
Net Revenues	(R$ Million)	504.3	464.8	389.6	8.5%	29.4%
EBITDA	(R$ Million)	61.3	62.7	46.1	-2.2%	33.1%
EBITDA Margin	(%)	12.2	13.5	11.8	-1.3 p.p.	0.4 p.p.
Net Income	(R$ Million)	27.4	26.6	18.6	2.9%	47.5%
Cash*	(R$ Million)	355.9	352.7	240.3	0.9%	48.1%
Debt*	(R$ Million)	218.0	212.9	100.4	2.4%	117.2%
Net Cash*	(R$ Million)	138.0	139.9	140.0	-1.4%	-1.4%
Capex	(R$ Million)	69.3	36.8	63.6	88.0%	8.9%

Annual Data				2008 vs.
				2007

Key Figures		2008	2007	Chg.

Workstations*	(units)	32,153	28,043	14.7%
Employees*	(units)	74,499	61,397	21.3%
Net Revenues	(R$ Million)	1,774.7	1,365.8	29.9%
EBITDA	(R$ Million)	223.4	163.9	36.3%
EBITDA Margin	(%)	12.6	12.0	0.6 p.p.
Net Income	(R$ Million)	97.6	54.0	80.8%
Cash*	(R$ Million)	355.9	240.3	48.1%
Debt*	(R$ Million)	218.0	100.4	116.8%
Net Cash*	(R$ Million)	138.0	140.0	-1.4%
Capex	(R$ Million)	167.6	133.4	25.6%
* Final position in each period

Operating Performance

Workstations

The Company has continuously recorded increases in the number of workstations, closing 2008 with 32,153 in operation, a substantial 4,110, or 14.7%, up on the previous year and 1,767, or 5.8% more than in the 3Q08. This growth was due to, in order of importance: i) increased demand from existing clients, fueled by their organic growth and the necessary adaptations to

_________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

comply with the Customer Service Decree, which became effective on December 1, 2008; ii) the entry of new clients; and (iii) new business from existing clients.

Employees

The workforce totaled 74,499 at the close of 2008, 21.3% up on 2007, mainly due to higher service volume, and 7.6% more than in the 3Q08, thanks to the growth of operations and the hiring of workers to meet the expansion demanded by the Consumer Service Decree.

Approximately 69.7% of Contax’s workforce is located in the Southeast. However, due to several advantages that the Northeast presents, such as better workforce performance, the participation in the region has increased. The year-on-year growth, in terms of the quantity of workforce grew 30.3% in the Northeast, while in the Southeast the growth was of 17.8% .

Economic and Financial Performance[1]

Quarterly Data				4Q08 vs.	4Q08 vs.
				3Q08	4Q07

(R$ Thousand)	4Q08	3Q08	4Q07	Δ %	Δ %

Net Revenues	504,251	464,810	389,559	8.5%	29.4%
Cost of Services Rendered	(406,341)	(363,421)	(318,777)	11.8%	27.5%
Personnel	(313,843)	(282,739)	(243,782)	11.0%	28.7%
Third-party	(60,264)	(54,003)	(49,778)	11.6%	21.1%
Rent and Insurance	(29,035)	(23,891)	(21,416)	21.5%	35.6%
Other	(3,199)	(2,788)	(3,801)	14.7%	-15.8%
SG&A	(33,133)	(32,607)	(25,151)	1.6%	31.7%
Other Oper.Inc.&Exp., net	(3,435)	(6,053)	471	-43.3%	n.m.
EBITDA	61,342	62,729	46,102	-2.2%	33.1%
Deprec. & Amort.	(22,010)	(22,147)	(18,331)	-0.6%	20.1%
EBIT	39,332	40,582	27,771	-3.1%	41.6%
Financ. Res., net	3,344	3,193	(1,177)	4.7%	n.m.
Non-Operating Result	(1,704)	(2)	3	n.m	n.m.
Income before inc.tax	40,973	43,774	26,597	-6.4%	54.0%
Inc. Tax & Social Contr.	(13,565)	(17,145)	(8,013)	-20.9%	69.3%
Minority Interest	(3)	0	0	n.m	n.m
Net Income	27,406	26,628	18,584	2.9%	47.5%

Annual Data			2008 vs.
			2007

(R$ Thousand)	2008	2007	Δ %

Net Revenues	1,774,728	1,365,815	29.9%
Cost of Services Rendered	(1,427,513)	(1,106,557)	29.0%
Personnel	(1,109,944)	(863,053)	28.6%
Third-party	(207,667)	(158,276)	31.2%
Rent and Insurance	(98,161)	(75,708)	29.7%
Other	(11,741)	(9,520)	23.3%
SG&A	(107,032)	(79,745)	34.2%
Other Oper.Inc.&Exp., net	(16,808)	(15,646)	7.4%
EBITDA	223,374	163,867	36.3%
Deprec. &Amort.	(77,577)	(84,268)	-7.9%
EBIT	145,797	79,599	83.2%
Financ. Res., net	7,073	1,647	329.4%
Non-Operating Result	(1,818)	67	n.m.
Income before inc.tax	151,053	81,314	85.8%
Inc.tax & Social Contr.	(53,456)	(27,330)	95.6%
Minority Interest	(3)	0	n.m.
Net Income	97,594	53,984	80.8%
n.m. not measured

_________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

Net Operating Revenue (NOR)1

Annual NOR totaled R$ 1,774.7 million, a record 29.9%, or R$ 408.9 million, higher than in 2007. The main drivers were: i) the increased volume of operations with existing clients (R$ 316.8 million), especially in the telecom and financial sectors; ii) contractual price adjustments (R$ 69.3 million) to reflect cost hikes; iii) new business in several segments, including retail, financial and services (R$ 22.8 million).

NOR came to R$ 504.3 million in the 4Q08, 29.4% up year-on-year, chiefly due to: i) the expanded volume of operations with existing and new clients (R$ 90.4 million), especially in the telecom and financial sectors; ii) contract price adjustments to reflect higher costs (R$ 24.3 million).

In comparison to the 3Q08, the 4Q08 increase in NOR was of R$ 39.4 million, or 8.5% , essentially due to the upturn in the volume of services provided to existing clients.

In product terms, Customer Service accounted for the majority of annual NOR, with 60.1%, followed by Telemarketing / Retention, with 18.3%, and Debt Collection, with 15.6% .

_________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

Revenue from all the Company’s main products moved with Customer Service up presenting an annual growth of 30.4%, followed by Telemarketing / Retention, with 38.9%, and Debt Collection, with 20.2% . The Customer Service performance was mainly fueled by growth in client operations in the telecom, financial and cable TV sectors, as well as higher demand triggered by the Customer Service Decree. The Telemarketing / Retention upturn mainly reflects the increase in active telemarketing operations and the acquisition of new clients. Debt Collection growth was mostly fueled by collection portfolios in the financial and telecom sectors, whose volume increased despite the reduction in default.

Costs and Expenses1

Quarterly Data				4Q08 vs.	4Q08 vs.
				3Q08	4Q07

Costs and Expenses (R$ Thousand)	4Q08	3Q08	4Q07	Δ %	Δ %

Net Operating Revenue (NOR)	504,251	464,810	389,559	8.5%	29.4%
Total Costs and Expenses	(442,909)	(402,081)	(343,457)	10.2%	29.0%
% of NOR	87.8%	86.5%	88.2%	1.3 p.p.	-0.4 p.p.
Cost of Services Rendered	(406,341)	(363,421)	(318,777)	11.8%	27.5%
% of NOR	80.6%	78.2%	81.8%	2.4 p.p.	-1.3 p.p.
Personnel	(313,843)	(282,739)	(243,782)	11.0%	28.7%
Third-party	(60,264)	(54,003)	(49,778)	11.6%	21.1%
Rent and Insurance	(29,035)	(23,891)	(21,416)	21.5%	35.6%
Others	(3,199)	(2,788)	(3,801)	14.7%	-15.8%
SG&A	(33,133)	(32,607)	(25,151)	1.6%	31.7%
% of NOR	6.6%	7.0%	6.5%	-0,4 p.p.	0.1 p.p.
Other Oper. Inc. & Exp., net	(3,435)	(6,053)	471	-43.3%	n.m
% of NOR	0.7%	1.3%	-0.1%	-0.6 p.p.	0.8 p.p.

Annual Data			2008 vs.
			2007

Costs and Expenses (R$ Thousand)	2008	2007	Δ %

Net Operating Revenue (NOR)	1,774,728	1,365,815	29.9%
Total Costs and Expenses	(1,551,353)	(1,201,948)	29.1%
% of NOR	87.4%	88.0%	-0.6 p.p.
Cost of Services Rendered	(1,427,513)	(1,106,557)	29.0%
% of NOR	80.4%	81.0%	-0.6 p.p.
Personnel	(1,109,944)	(863,053)	28.6%
Third-party	(207,667)	(158,276)	31.2%
Rent and Insurance	(98,161)	(75,708)	29.7%
Others	(11,741)	(9,520)	23.3%
SG&A	(107,032)	(79,745)	34.2%
% of NOR	6.0%	5.8%	0.2 p.p.
Other Oper. Inc. & Exp., net	(16,808)	(15,646)	7.4%
% of NOR	0.9%	1.1%	-0.2 p.p.
n.m. not measured

_________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

Costs and Expenses

Costs and Expenses totaled R$ 1,551.4 million in 2008, 29.1% higher than the year before, reflecting the substantial increase in operational volume, given that the majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, however, they fell from 88.0%, in 2007, to 87.4%, indicating gains in efficiency, especially with regards to operational productivity.

In the 4Q08, Costs and Expenses came to R$ 442.9 million, 29.0% and 10.2% higher than the 4Q07 and 3Q08, respectively, also justified by the increase in the of NOR, they fell from 88.2%, in the 4Q07, to 87.8%, but moved up by 1.3 p.p. over the 3Q08, chiefly due to the growth in client operations to comply with the Customer Service Decree.

A more detailed breakdown of the Company’s costs and expenses follows below.

Cost of Services Rendered

2008 versus 2007

The annual Cost of Services Rendered totaled R$ 1,427.5 million, 29.0% up on 2007, although there was a 0.6 p.p. reduction in percentage-of-NOR terms from 81.0% in 2007 to 80.4% in 2008.

  Personnel: increase of 28.6% , reflecting: i) a larger number of employees, fueled by the increase in the volume of services rendered (R$ 216.7 million); ii) the pay raise resulting from the collective bargaining agreement and adjustments to the food and health benefit agreements (R$ 30.1 million)

  Third-party Services: growth of 31.2% , due to the increase in costs from infrastructure and IT equipment maintenance, caused by perations the. It is worth notingexpansion that in 2008 Contax expanded the number of more sophisticated workstations, which in turn, positively reflects in revenue. requires more complete technological solutions and have higher maintenance costs, which also reflects in revenue. The main expense items were: i) R$ 22.3 million in services related to the maintenance of IT equipment (hardware and software); and ii) R$ 24.5 million in infrastructure and facilities-related services (electricity, security, cleaning, telecom and building maintenance).

  Rent and Insurance: an increase of 29.7% , reflecting the leasing of new sites and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while the expansion of the Company’s s had not yet own been concluded.operation

  Others: growth of 23.3% , chiefly due to the increase in the acquisition cost of maintenance and infra-structure materials.

4Q08 versus 4Q07

The Cost of Services Rendered totaled R$ 406.3 million in the 4Q08, 27.5% up year-on-year, but fell by 1.2 p.p. as a percentage-of-NOR from 81.8%, in the 4Q07, to 80.6% .

  Personnel: increase of 28.7% , due to: i) the increase in workforce thanks to the higher volume of services rendered (R$ 62.0 million); and ii) the pay rise resulting from the collective bargaining agreement and adjustments to the food and health benefit agreements (R$ 8.0 million).

  Third-party Services: growth of 21.1%, reflecting: i) R$ 5.8 million in services related to the maintenance of IT equipment (hardware and software); and ii) R$ 4.1 million in infrastructure and facilities-related services (electricity, security, cleaning, telecom and building maintenance).

  Rent and Insurance: increase of 35.6%, thanks to the leasing of new Company sites (in Pernambuco and São Paulo) and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while the expansion of the yet been concluded.

  Others: reduction of 15.8% , chiefly due to the lower acquisition cost of maintenance and infrastructure materials

4Q08 versus 3Q08

The Cost of Services Rendered increased by 11.8% between the 3Q08 and 4Q08, due to higher initial costs from the start-up of new operations, plus the expansion of existing customer service operations to meet the demands of the Customer Service Decree, which became effective in December.

  Personnel: growth of 11.0% , primarily due to the increase in the volume of services rendered.

  Third-party Services: increase of 11.6% , mainly reflecting: (i) the upturn in infrastructure and facilities-related services (electricity, security, cleaning, telecom and building maintenance), due to higher business volume, and the operational start-up of the new site in São Paulo in the 4Q08, which is still in the occupation phase; and (ii) the increase in business support specialized services expenses.

  Rent and Insurance: growth of R$ 5.1 million or 21.5% , due to the leasing of the site in São Paulo and the leasing of third-party infrastructure to support client demand, including those related to the Customer Service Decree, while new sites are being built.

  Others: increase of 14.7%, chiefly due to the increase in the acquisition cost of maintenance and infra-structure materials.

Selling, General and Administrative Expenses (SG&A)

2008 versus 2007

SG&A Expenses accompanied the growth in the volume of operations, closing 2008 at R$ 107.0 million, 34.2% up on 2007, essentially due to two important factors: i) the R$ 13.1 million increase in personnel expenses, thanks to the expansion of the management team; and ii) the R$ 14.5 million increase in third-party service expenses, chiefly related to business support specialized services and marketing expenses.

4Q08 versus 4Q07

In the 4Q08, these expenses totaled R$ 33.1 million, 31.7% up year-on-year, primarily due to the R$ 5.1 million rise in personnel expenses and the R$ 5.8 million increase in third-party services and marketing expenses, partially offset by the non-recurrance of the R$ 4.0 million provision for doubtful accounts booked in the 4Q07.

4Q08 versus 3Q08

Fourth-quarter SG&A expenses moved up by R$ 0.5 million, or 1.6%, over the 3Q08, mainly due to the expansion of the management team.

EBITDA1

Annual EBITDA totaled R$ 223.4 million, 36.3% up on 2007, with an EBITDA margin of 12.6% , 0.6 p.p. more than the year before.

_________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

Fourth-quarter EBITDA stood at R$ 61.3 million, a 33.1% up on the 4Q07 and 2.2% down on the 3Q08.

The main factors impacting the annual EBITDA margin variation were:

• Gain of 1.5 p.p. from improved productivity;
• Gain of 1.0 p.p. from price adjustments;
• Loss of 1.0 p.p. from personnel training costs related to the start up of operations;
• Loss of 0.8 p.p. from infrastructure and IT equipment maintenance costs, mainly due to the expansion of operations to support business growth;
• Loss of 0.1 p.p. from other expenses.

In comparison to the 4Q07, the EBITDA margin in the 4Q08 increased from 11.8% to 12.2%, primarily as a result of the following factors:

• Gain of 1.6 p.p. from price adjustments;
• Gain of 0.3 p.p. from improved productivity;
• Loss of 1.0 p.p. from personnel training costs related to the start-up of operations;
• Loss of 0.6 p.p. from infrastructure and IT equipment maintenance costs, mainly due to the expansion of operations to support business growth;
• Gain of 0.1 p.p. from other expenses.

The 4Q08 EBITDA margin when compared to the 3Q08 narrowed from 13.5% to 12.2%, chiefly due to:

• Loss of 0.9 p.p. from personnel training costs related to the start-up of operations;
• Loss of 0.6 p.p. from infrastructure maintenance costs mainly due to the expansion of operations to support business growth;
• Loss of 0.4 p.p. from business support specialized services costs;
• Gain of 0.6 p.p. from reduced labor contingencies;

Including the accounting adjustments arising from Law 11.638/07, which are dealt with in more detail in Attachment 3, EBITDA came to R$ 248.6 million in 2008 and R$ 189.9 million in 2007, with respective EBITDA margins of 14.0% and 13.9% .

Depreciation¹

In 2007, the Company undertook a retroactive adjustment, increasing depreciation by R$ 22 million due to a revision of the working life of technological equipments and furniture. In 2008, there was no such adjustment and therefore, depreciation was R$ 6.7 million less than the year before.

In the 4Q08, there was an increase of R$ 3.7 million or 20.1% over the 4Q07, essentially due to depreciation of the investments undertaken at the end of 2007 and throughout 2008, partially offset by the lack of depreciation on totally depreciated assets in 2008.

Net Financial Result¹

In 2008, the Net Financial Result was a positive R$ 7.1 million, versus a positive R$ 1.6 million net 2007. The year-over-year change of R$ 5.4 million primarily reflects the increase in the Return on Financial Investments line (R$ 30.3 million in 2008, versus R$ 15.7 million in 2007) and the elimination of the CPMF financial transaction tax. The higher return on these Financial Investments was due to the upturn in cash availability along with higher interest rates. These positive effects were partially offset by higher interest expenses (R$ 14.3 million in 2008, versus R$ 1.9 million in 2007), caused by the higher BNDES debt balance.

The 4Q08 Net Financial Result moved up R$ 4.5 million year-on-year for the same reasons cited above. In comparison with the 3Q08, there was a slight R$ 0.2 million upturn.

Net Income¹

Contax posted a 2008 Net Income of R$ 97.6 million, R$ 43.6 million, or 80.8% , higher than in 2007, due to: i) the increased volume of operations, which pushed up EBITDA by R$ 59.5 million; ii) the R$ 6.7 million reduction in depreciation; and iii) the R$ 5.4 million improvement in the financial result. These effects were partially offset by the R$ 1.9 million reduction in the non-operating result and the R$ 26.1 million upturn in income and social contribution taxes thanks to the increase in taxable income.

Net Income in the 4Q08 totaled R$ 27.4 million, 47.5% up year-on-year, fueled by the same factors listed above, with the exception of depreciation which had a negative impact on the comparison with the 4Q07.

In comparison with the 3Q08, fourth-quarter Net Income, increased by R$ 0.8 million, or 2.9% . Despite the 8.5% increase in revenue, the already explained upturn in costs and expenses reduced EBITDA by 2.2% between the quarters. However, this was offset by the improved financial and tax result.

With the inclusion of the adjustments related to Law 11.638/07, which are dealt in a greater detail in Attachment 3, Net Income came to R$ 92.4 million in 2008 and R$ 47.4 million in 2007, reflecting the negative adjustments of R$ 5.2 million in 2008 and R$ 6.6 million in 2007.

Net Cash (Cash – Debt)1

Cash and cash equivalents closed 2008 at R$ 355.9 million, R$ 115.6 million or 48.1% up on the year before, primarily due to: i) operating cash flow of R$ 182.6 million; ii) cash expenditure of R$ 164.8 million on the investment program; iii) R$ 132.9 million in cash flow from financing activities; and iv) shareholder payments of R$ 34.9 million, involving dividends, the share buy-back program and the auction of share fractions.

In comparison with the previous three months, Net Cash moved up by R$ 3.2 million, or 0.9% .

Gross Debt closed the year at R$ 218.0 million, R$ 117.6 million up on the end of 2007, essentially due to the release of R$ 116.7 million in BNDES funding for the investment program. As a result, the Company’s year-end Net Cash position stood at R$ 138.0 million, virtually in line with the R$ 140.0 million recorded in December 2007 and the R$ 139.9 million in September 2008.

Investments (CAPEX)

Annual investments amounted to R$ 167.6 million, 25.6% higher than in 2007, chiefly due to the expansion of the Company’s business.

Investments						4Q08 vs.	4Q08 vs.	2008 vs.
						3Q08	4Q07	2007
(R$ Thousand)	4Q08	3Q08	4Q07	2008	2007	Δ%	Δ%	Δ%

Growth Revenue	55,968	31,522	53,241	135,268	115,188	77.6%	5.1%	17.4%
Reinvestments	10,585	4,738	6,991	23,900	13,261	123.4%	51.4%	80.2%
Others	2,707	585	3,371	8,392	4,968	362.7%	-19.7%	68.9%
Total Investment	69,260	36,845	63,603	167,560	133,417	88.0%	8.9%	25.6%

Of the 2008 total, R$ 135.3 million went to business Growth; R$ 23.9 million to Reinvestments in technology and infrastructure; and R$ 8.4 million to Quality and Productivity projects. The 80.2% increase in the Reinvestments line was caused more investments in repairs, maintenance and replacement. Fourth-quarter investments came to R$ 69.3 million, versus R$ 63.6 million in the 4Q07 and R$ 36.8 million in the 3Q08. The 88.0% quarter-over-quarter upturn was chiefly due to higher investments in the Rio de Janeiro, São Paulo, Ceará and Minas Gerais sites.

______________________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

Share Performance

Although the São Paulo stock market (BOVESPA) recovered somewhat in the last two months of 2008, this only partially recovered the high losses in October. Prices remained volatile throughout the fourth quarter and this tendency should persist in 2009, until the precise magnitude of the global crisis can be gauged and priced in by investors.

In 2008, stock markets worldwide fell expectations. The IBOVESPA index plunged by 41.2%, 7.4 p.p. more than the 33.8% slide recorded by the Dow Jones.

The year-long turbulence was also reflected Contax ONs, PNs, in the and ADRs fell by 42.0%, 19.0% and 42.3%, respectively, and daily traded volume of the preferred shares averaged around R$ 1.7 million. Clearly, in critical scenarios like the current one, the perception of value through fundamentals is minimized by the rerouting of funds towards assets with greater liquidity. Independently of the overall economic scenario, Contax continues to focus on long-term value creation, taking advantage of a relatively unleveraged capital structure, strong cash flow, diversified revenue sources and the differentiated positioning in Brazil’s Contact Center market.

Quarterly Data				Δ% 4Q08 vs.	Δ% 4Q 08 vs
				3Q08	4Q07
Share Performance	4Q08	3Q08	4Q07	Δ%	Δ%

Number of Shares ('000)	15,857	15,857	15,857	n.m.	n.m
Market Cap (R$ Million)	647.3	657.6	913.5	-1.6%	-29.1%
Price*
CTAX3 (R$)	40.0	44.0	69.0	-9.1%	-42.0%
CTAX4 (R$)	41.3	40.0	51.0	3.2%	-19.0%
CTXNY (US$)	0.8	0.9	1.3	-16.7%	-42.3%
Small Cap Index**	493.8	667.5	1,054.0	-26.0%	-53.2%
Bovespa	37,550	49,541	63,886	-24.2%	-41.2%
Dow Jones	8,776	10,851	13,265	-19.1%	-33.8%
Avg. Daily Vol. of Shares
CTAX3	5,632	11,933	2,931	-52.8%	92.2%
CTAX4	28,382	44,243	17,063	-35.8%	66.3%
CTXNY	52,646	17,612	32,440	198.9%	62.3%
Avg. Daily Finacial Vol. ('000)
CTAX3 (R$)	184.1	625.0	198.4	-70.5%	-7.2%
CTAX4 (R$)	889.4	1,844.4	886.8	-51.8%	0.3%
CTXNY (US$)	37.1	22.2	52.8	67.1%	-29.7%

Annual Data			2008 vs.
			2007
Share Performance	2008	2007	Δ%

Avg. Daily Vol. of Shares
CTAX3	6,321	7,732	-18.3%
CTAX4	40,214	50,543	-20.4%
CTXNY	55,937	33,724	65.9%
Avg. Daily Finacial Vol. ('000)
CTAX3 (R$)	311.3	487.4	-36.1%
CTAX4 (R$)	1,667.2	2,192.5	-24.0%
CTXNY (US$)	74.9	37.8	98.1%

*Quarter's end
** Bovespa's Small Cap Index

Source: Bloomberg
n.m. not measured

ATTACHMENTS[1]

1) Income Statement

Income Statement						2008 vs 2007
(R$ Thousand)	4Q08	3Q08	4Q07	2008	2007	Δ%

Sales and Services Revenues	544,311	501,666	420,698	1,916,115	1,475,488	29.9%
Deduction from Gross Revenues	(40,060)	(36,856)	(31,139)	(141,387)	(109,673)	28.9%
Net Revenues	504,251	464,810	389,559	1,774,728	1,365,815	29.9%
Cost of Goods Sold (COGS)	(424,699)	(382,092)	(335,375)	(1,492,717)	(1,183,912)	26.1%
Gross Profit	79,552	82,718	54,184	282,011	181,903	55.0%
Operating Revenue (Expenses)	(36,874)	(38,943)	(27,589)	(129,140)	(100,656)	37.1%
Selling Expenses	(7,597)	(11,723)	(10,308)	(28,488)	(23,986)	18.8%
G&A Expenses	(29,186)	(24,360)	(16,575)	(90,917)	(62,671)	45.1%
Financial Results	3,344	3,193	(1,177)	7,073	1,647	329.4%
Financial Revenues	10,313	10,150	4,114	32,547	16,647	95.5%
Financial Expenses	(6,969)	(6,957)	(5,291)	(25,474)	(15,000)	69.8%
Other Operating Revenues	3,576	1,873	6,060	8,732	14,993	-41.8%
Other Operating Expenses	(7,011)	(7,926)	(5,589)	(25,540)	(30,639)	-15.1%
Operating Profit	42,678	43,775	26,595	152,871	81,247	77.2%
Non-Operating Results	(1,704)	(2)	3	(1,818)	67	n.m.
Revenues	9	-	6	131	102	28.4%
Expenses	(1,713)	(2)	(3)	(1,949)	(35)	n.m.
Income Before Taxes	40,973	43,774	26,597	151,053	81,314	85.8%
Income tax and Social Contribution Provision	(19,139)	(16,249)	(5,842)	(51,370)	(24,450)	110.1%
Deferred Income Taxes	5,574	(896)	(2,171)	(2,086)	(2,880)	-27.6%
Statutory Interest/Contributions	(3)	-	-	(3)	-	n.m.
Net Income (loss)	27,406	26,628	18,584	97,594	53,984	80.8%
Number of Shares Excluding Treasury (in '000)**	14,777	14,777	15,691	14,777	15,691	-5.8%
EPS (R$)	1.85	1.80	1.18	6.60	3.44	92.0%

*	n.m. not measured.

**	Due to the reversal split realized on November 17, 2007, shares excluding treasury were divided by 20 for comparison among periods.

_________________________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

2) Balance Sheet1

Balance Sheet (R$ Thousand)
Assets	12/31/2008	09/30/2008	12/31/2007

Total Assets	982,652	906,666	711,310
Current Assets	524,083	507,141	374,248
Cash and equivalents	355,928	352,739	240,310
Credits (Clients)	102,134	104,267	84,863
Deferred and Recoverable Taxes	57,448	35,708	43,005
Prepaid expenses	3,896	4,051	2,807
Others assets	4,677	10,376	3,263
Non-current Assets	458,569	399,525	337,062
Long-term Assets	79,336	67,907	47,928
Deferred and Recoverable Taxes	25,346	22,996	17,574
Judicial deposits	35,338	30,935	17,787
Credits Receivable	17,530	12,751	11,678
Others assets	1,122	1,225	889
Fixed Assets	379,233	331,618	289,134
Plant, property and equipament	294,766	253,436	221,158
Intangible Assets	84,467	78,182	67,976

Liabilities	12/31/2008	09/30/2008	12/31/2007

Total Liabilities	982,652	906,666	711,310
Current Liabilities	395,068	294,704	271,719
Short-term loans & financing	14,219	682	300
Suppliers	76,847	53,692	72,466
Taxes payable	68,749	47,182	38,990
Dividends payable	51,364	1,454	14,271
Wages and benefits	181,924	190,676	143,349
Others	1,965	1,018	2,343
Non-current Liabilities	286,538	290,430	149,311
Long-term Liabilities	286,538	290,430	149,311
Long-term loans & financing	203,750	212,191	100,060
Provisions	64,151	58,677	46,860
Others	18,637	19,562	2,391
Minority Interest	2,079	0	0
Shareholders' Equity	298,967	321,532	290,280
Capital Stock	223,873	223,873	223,873
Capital reserves	28	0	9,254
Revenue reserves	75,066	27,471	57,153
Accrued Income	0	70,188

________________________________
1 Pro-forma results, excluding adjustments related to Law 11.638/07, as mentioned in the introduction to this report.

3) Adjustments related to Law 11.638/07

The aim of this attachment is to reconcile the pro-forma results in this report with the published results, which are in accordance with the new criteria defined by the CVM (Brazilian Securities and Exchange Commission) and the CPC (Accounting Pronouncements Committee) in relation to Law 11.638/07. It is worth noting that the annual adjustments were made in the 4Q08 and 4Q07.

The following income statement lines were affected by the changes:

i) Cost of Services: positively impacted by R$ 26.1 million in 2007 and R$ 25.3 million in 2008. The adjustments occurred in the Rent and Insurance line, reflecting the exclusion of amounts recorded as Leasing expenses (R$ 26.3 million in 2007 and R$ 25.3 million in 2008), which were treated as Operational and are now treated as Financial; and in the Personnel line, due to the inclusion of provisions for the Stock Option plan (R$ 0.2 million in 2007 and R$ 0.1 million in 2008);

ii) Depreciation: negatively impacted by R$ 27.5 million in 2007 and R$ 23.3 million in 2008, reflecting the above-mentioned change in the treatment of leasing agreements. These are now recorded under fixed assets and depreciated in line with the working life of the asset.

iii) Net Financial Result: negatively impacted by R$ 5.2 million in 2007 and R$ 7.1 million in 2008, once again reflecting the above-mentioned change in the classification of leasing operations. The resulting financial expense refers to interest on the leasing agreements.

The total effect on net income was a negative R$ 5.2 million in 2007 and a negative R$ 6.6 million in 2008, basically due to the fact that the depreciation of assets acquired through leasing are depreciated quicker than their leasing contracts due to their estimated working life. For further details, see the explanatory notes to the complete financial statements, especially items 3-M, 11 and 14.

Comparative Income Statment		2008			2007
		Ajustments to			Ajustments to
R$ Thousand	Pro-Forma	the LAW	Publication	Pro-Forma	the LAW	Publication

Net Revenues	1,774,728	0	1,774,728	1,365,815	0	1,365,815
Cost of Services Rendered	(1,427,513)	25,212	(1,402,301)	(1,106,557)	26,081	(1,080,476)
Personnel	(1,109,944)	(129)	(1,110,073)	(863,053)	(204)	(863,257)
Third-party	(207,667)	0	(207,667)	(158,276)	0	(158,276)
Rentals and Insurance	(98,161)	25,341	(72,820)	(75,708)	26,285	(49,423)
Other	(11,741)	0	(11,741)	(9,520)	0	(9,520)
SG&A	(107,032)	0	(107,032)	(79,745)	0	(79,745)
Other Oper.Inc.&Exp., net	(16,808)	0	(16,808)	(15,646)	0	(15,646)
EBITDA	223,374	25,212	248,587	163,867	26,081	189,948
Deprec. &Amort.	(77,577)	(23,275)	(100,852)	(84,268)	(27,496)	(111,765)
EBIT	145,798	1,937	147,736	79,599	(1,415)	78,183
Financ. Res., net	7,073	(7,123)	(50)	1,647	(5,194)	(3,546)
Non-Operating Result	(1,818)	0	(1,818)	67	0	67
Income before inc.tax	151,053	(5,186)	145,868	81,314	(6,609)	74,704
Inc.tax & Social Contr.	(53,456)	0	(53,456)	(27,330)	0	(27,330)
Minority Interest	(3)	0	(3)	0	0	0
Net Income	97,594	(5,186)	92,409	53,984	(6,609)	47,374

Disclaimer

The information contained in this document relating to business prospects, estimates of operating and financial results, and the growth prospects of Contax are merely projections and, as such, are based exclusively on Management’s expectations business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy and the industry, and international markets and are therefore subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.